

AIDMAN, PISER
& COMPANY

Certified Public Accountants
& Business Advisors

401 EAST JACKSON STREET, SUITE 3400
TAMPA, FLORIDA 33602

813-222-8555 • FAX 813-222-8560

July 18, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for Invisa, Inc. (the "Company"). We have read the Company's disclosure set forth in Item 4.01 "Changes in Registrant's Certifying Accountant" of the Company's Current Report on Form 8-K dated July 18, 2008 (the "Current Report") and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,



Aidman, Piser & Company, P.A.

/aj


DFK
INTERNATIONAL USA
Member of DFK International with affiliated offices worldwide